[redacted]

10025741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

RECD S.E.C.
FEB 25 2010
503

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Tompson, Chief Executive Officer (212) 915-8264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Tompson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Tompson, CEO

2/23/10

Date

Notary Public

ELIZABETH MARTINEZ
Notary Public - State of New York
No. 01MA6178592
Qualified in New York County
My Comm. Expires Dec. 17, 2011

Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

Financial Statements as of and for the
Year Ended December 31, 2009,
Supplemental Schedules as of December 31, 2009, Independent
Auditors' Report, and Supplemental
Report on Internal Control

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
424 Church Street
Suite 2400
Nashville, TN 37219-2396
USA

Tel: +1 615 259 1800
Fax: +1 615 259 1862
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Willis Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of December 31, 2009, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental schedules g, h, and i, listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2010

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 13,851,724
Certificates of deposit	2,557,486
Commissions and fees receivable	322,008
Interest receivable	2,384
Receivable from Parent (Note 4)	621,094
Prepaid expenses and other assets	145,585
TOTAL ASSETS	$ 17,500,281

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Parent (Note 4)	$ 183,504
Accounts payable, accrued expenses, and other liabilities	1,804,027
Total liabilities	1,987,531
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; (1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in capital	13,874,000
Retained earnings	1,637,750
Total stockholder's equity	15,512,750
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,500,281

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 1,102,433
Financial advisory fees	1,734,375
Interest income	43,663
Total revenues	2,880,471
EXPENSES:	
Employee compensation and benefits	3,439,407
Regulatory and professional fees	260,252
Other operating expenses	750,759
Total expenses	4,450,418
LOSS BEFORE TAXES	(1,569,947)
INCOME TAX BENEFIT	(603,152)
NET LOSS	$ (966,795)

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (966,795)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Interest earned on certificates of deposit	(33,086)
Changes in operating assets and liabilities:	
Decrease in interest receivable	1,760
Increase in commissions and fees receivable	(322,008)
Increase in receivable from Parent	(64,852)
Increase in prepaid expenses and other assets	(134,266)
Increase in payable to Parent	108,341
Increase in accounts payable, accrued expenses, and other liabilities	1,738,643
Net cash provided by operating activities	327,737
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of certificates of deposit	(2,954,691)
Maturities of certificates of deposit	2,954,691
Net loans to Parent - corporate pool	(433,771)
Net cash used in investing activities	(433,771)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	13,655,000
Net cash provided by financing activities	13,655,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	13,548,966
CASH AND CASH EQUIVALENTS — Beginning of year	302,758
CASH AND CASH EQUIVALENTS — End of year	$ 13,851,724
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash received during the year for income taxes	$ 502,467

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2009	$ 1,000	$ 219,000	$ 2,604,545	$ 2,824,545
Capital contributions	-	13,655,000	-	13,655,000
Net loss	-	-	(966,795)	(966,795)
BALANCE — December 31, 2009	$ 1,000	$ 13,874,000	$ 1,637,750	$ 15,512,750

See notes to financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977 with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003. The Company transacts with other broker-dealers who carry such accounts on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition — Revenues consist principally of override commissions from the sale of variable annuities and mutual fund shares as well as financial advisory fees from providing assistance on various capital market transactions. The override commissions are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealers. The financial advisory fees are recognized as earned ratably over the term of the contract. Certain of these fees are directly related to the capital markets transaction and thus recognized at the completion of the transaction.

The Company does not handle or maintain customer funds as these funds are given directly to the insurance carriers or mutual fund vendors.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2009.

Comprehensive Income — The Company accounts for comprehensive income in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 220, *Comprehensive Income*. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2009, is equal to net income as reported.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As of December 31, 2009, there are no significant estimates included in the financial statements.

Fair Value of Financial Instruments — At December 31, 2009, the Company had financial instruments including cash and cash equivalents, accounts receivable, and payables. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity of these instruments.

Recent Accounting Pronouncements — The Company adopted certain updates to FASB ASC 825, *Financial Instruments*, ("ASC 825") during the year ended December 31, 2009, and expands the fair value disclosures required for all financial instruments. The updates to ASC 825 also requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements. The updates to ASC 825 did not have a material effect on the Company's financial position, results of operations or cash flows.

In May 2009, the FASB issued ASC 855, *Subsequent Events*, ("ASC 855") which establishes general standards of accounting for and disclosures of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. ASC 855 is effective for financial periods ending after June 15, 2009 and was adopted by the Company at December 31, 2009. The adoption of ASC 855 did not have a material effect on the Company's financial position, results of operations or cash flows.

3. INCOME TAXES

At December 31, 2009, the income tax benefit consists of the following:

Current:	
Federal	$ (515,407)
State	(87,745)
Income tax benefit	$ (603,152)

The income tax benefit differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes. The Company does not have any deferred tax assets or liabilities as of December 31, 2009.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $524,634 of allocated management and administration expense for the year ended December 31, 2009, and such amount is included in other operating expenses in the accompanying statement of operations. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2009, the Company owes the Parent $166,684 for allocated management and accounting services, and $16,820 related to federal income taxes. The Company also has a receivable from the Parent for $533,349 for its cash balance on deposit within the Parent's cash management system and a receivable for $87,745 for state income taxes.

5. FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures* (formerly FASB Statement No. 157), the Company used significant other observable inputs (Level 2) to determine the fair value of the certificates of deposit as of December 31, 2009. The fair value measurement did not materially differ from the carrying amount of $2,557,486.

6. MAJOR CUSTOMER

For the year ended December 31, 2009, the Company had commission and fee income from one customer that accounted for approximately 49% of total commission and fee income.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2009, the Company had net capital of $14,409,509, which was $14,159,509 in excess of required net capital.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2010, which is the date the financial statements were available to be issued.

On January 22, 2010, the Company transferred $10 million to the Parent's central cash management system, which reduced the Company's available cash and in turn increased its receivable from Parent, which is a non-allowable asset for purposes of computing the Company's net capital. As of January 31, 2010, the Company's net capital after non-allowable assets was approximately $5 million, which is greater than the required net capital of $250,000.

* * * * * *

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

Schedule g

Net capital — total stockholder's equity	$ 15,512,750
Deductions:	
Haircuts on securities	(12,170)
Non-allowable assets from statement of financial condition —	
Receivable from Parent	(621,094)
Other receivables	(324,392)
Prepaid expenses and other assets	(145,585)
Total net capital	$ 14,409,509
Minimum net capital required	$ 250,000
Excess net capital	$ 14,159,509

Reconciliation of the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2009)

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report filed on January 19, 2010	$ 14,656,713
Less: adjustments to net loss *	(196,812)
Less: increase to non-allowable assets **	(50,392)
Net capital per above	$ 14,409,509

*Represents adjustments to bonus expense of $300,000, operating expense of $53,000, and commission income of $32,000, for a total of $321,000, net of income taxes of $124,000.

**As a result of the additional expense above, the related income tax benefit for 2009 increased as did the income tax receivable amount, which is a non-allowable asset. This is in addition to the $32,000 commission income receivable.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009 **Schedule h**

Credit balances	$	-
Debit balances	$	-
Excess of total credits over total debits	$	-
Required deposit	$	-
Amount held on deposit in "reserve bank account" at December 31, 2009	$	-

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 19, 2010.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009 **Schedule i**

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2009, for which instructions to reduce to possession or control had been issued as of December 31, 2009 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	-
A. Number of items		-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	-
A. Number of items		-

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's unaudited FOCUS Report filed by the Company on January 19, 2010.

Deloitte.

Deloitte & Touche LLP
424 Church Street
Suite 2400
Nashville, TN 37219-2396
USA

Tel: +1 615 259 1800
Fax: +1 615 259 1862
www.deloitte.com

February 23, 2010

Willis Securities, Inc.
One World Financial Center, 3rd Floor
200 Liberty Street
New York, New York

In planning and performing our audit of the financial statements of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP